Exhibit 99.5

Electra Meccanica Confirms Plans to Open Its First U.S. SOLO Dealership This Month in Los Angeles, California

VANCOUVER, British Columbia, Oct. 03, 2018 (GLOBE NEWSWIRE) — Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that the company is preparing to open its first U.S. SOLO single-passenger EV dealership this month in the Studio City portion of Los Angeles, CA. The dealership, at 11685 Ventura Blvd., is on the corner of Ventura Blvd. and Colfax, sandwiched in between Laurel Canyon Blvd. (one of LA’s busiest streets) and Universal Studios. According to LA Department of Transportation records, more than 35,000 cars pass the location on a daily basis*.

The dealership is located at 11685 Ventura Blvd. Studio City, CA 91604

“We’re very excited to announce our first US dealership and distribution center to be opening soon in Los Angeles,” stated Electra Meccanica CEO Jerry Kroll. “Work commenced on the dealership in Studio City more than a month ago. The lot is on one of the most heavily traversed avenues in the San Fernando Valley, and we’re confident that thousands of drivers will see the SOLO signs and vehicles and be interested enough to stop and take a test-drive. By mid-month, we plan to ship cars to Studio City, to offer test-drives in Los Angeles and to start delivering cars to the thousands of SOLO customers who’ve put deposits down on our spectacular new vehicles.”

As Director of US Operations, Anthony Luzi has been supervising every aspect of the new dealership and preparing it for the arrival of new SOLOs. “We’re extremely pleased with the location we’ve selected and the extensive street frontage we enjoy along Ventura Blvd.,” commented Luzi. “We’ve been busy painting, re-paving, installing banners and signage and the property looks great. I’ve been in the auto business for many years, and this kind of visibility along a major boulevard makes for a natural awareness-building process for potential customers. We fit very well into the upscale neighborhood. The location serves our needs perfectly as it is situated at the foot of Universal Studios, one of the most popular destinations in all of Southern California.”

The SOLO will make its U.S. debut at the upcoming AltCar Expo on October 12-13 in Santa Monica, CA, where anticipation is growing. Wherever the SOLO goes, it attracts attention, and event organizers expect the SOLO to make one of the most notable alt-car introductions in recent years.

The address for the new dealership is 11685 Ventura Blvd., Studio City, CA 91604.

*Data provided by most recent LA city traffic patterns available.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney

Phone:  310-867-0670

Email: sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/fcdda7e5-ffc1-49d6-be29-14b60365f82b.

Source: Electra Meccanica Vehicle Corp

Released October 3, 2018